February 22, 2019

Douglas Croxall
Chief Executive Officer
Crown Electrokinetics Corp.
1110 NE Circle Blvd
Corvallis, Oregon 97330

       Re: Crown Electrokinetics Corp.
           Draft Registration Statement on Form S-1
           submitted December 28, 2018

Dear Mr. Croxall:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 28, 2018

Registration Statement's Facing Page, page 1

1. If any of the securities being registered are to be offered on a delayed or continuous basis under Rule 415 under the Securities Act, please check the applicable box. We note that you include under "Undertakings" some of the undertakings specified by subparagraph (a)
       of Item 512 of Regulation S-K.
Our certificate of incorporation and bylaws...contain provisions..., page 10

2. We note that the last bullet point statement indicates that the Court of Chancery will be the exclusive forum for certain litigation, including any "derivative action." Revise the disclosure to make clear whether this statement applies to actions arising under the
       Securities Act or Exchange Act. We note that Section 27 of the Exchange Act creates
 Douglas Croxall
FirstName LastNameDouglas Croxall
Crown Electrokinetics Corp.
Comapany NameCrown Electrokinetics Corp.
February 22, 2019
February 22, 2019 Page 2
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         exclusive jurisdiction over all suits brought to enforce any duty or liability created by the
         Exchange Act or the rules and regulations under it, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act. If this statement does not apply to actions arising under the Securities Act or Exchange Act, revise the disclosure to make that clear. Additionally, ensure that your governing documents state this clearly.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Deferred Revenue, page 15

3. Please expand your disclosures to state: the type of agreement entered into with Eastman
         Chemical Company and Asahi Glass Co., Ltd.; a description of each performance obligation under each agreement; and when you anticipate you will begin performance under each agreement.
Business
Intellectual Property, page 21

4. We note your statements that you have seven patents protecting your electrokinetic technology. Please revise your disclosures regarding these seven patents to clarify that
         Hewlett-Packard owns these patents, and you have the option to purchase these patents by
         January 31, 2020, which you have not exercised, if correct. Description of Securities
Warrants, page 32

5. Please tell us which transaction included the warrants to purchase 323,985 shares of common stock that expire on March 31, 2022. Please also tell us why you have not included in this list the 633,983 warrants related to the senior secured convertible notes issued on March 31, 2018.
Selling Stockholders, page 34

6. Disclose how each of the selling stockholders acquired the securities being offered and sold under the registration statement, including the dates of the transactions and the consideration paid by each of the selling stockholders.
7. Indicate the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with you or any of your predecessors or affiliates as required by Item 507 of Regulation S-K. For example, we note the disclosure elsewhere that Mr. Douglas Croxall is your chairman and chief executive officer.
8. Confirm that none of the selling stockholders is a broker-dealer or an affiliate of a broker-
         dealer. Note that for any selling stockholder who is a broker-dealer, the prospectus should
 Douglas Croxall
FirstName LastNameDouglas Croxall
Crown Electrokinetics Corp.
Comapany NameCrown Electrokinetics Corp.
February 22, 2019
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         state that the selling stockholder is an underwriter and not that the selling stockholder
         "may be deemed to be" an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.
Report of Independent Registered Public Accounting Firm, page F-2

9. Please include a dated report from your independent registered public accounting firm,
         Marcum LLP in accordance with Article 2-02(a)(1) of Regulation S-X.
Note 14 - Subsequent Events, page F-20

10. Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.
Exhibit Index, page II-2

11. Disclosure indicates that Exhibit 3.1 is the "Certificate of Incorporation of the Registrant
         filed April 20, 2015 with the Delaware Secretary of State." If you have filed any amendment to your certificate of incorporation, file the amendment as an exhibit to the registration statement. Alternatively, if you have not filed any amendment to your certificate of incorporation, tell us why not. We note disclosure on page 32 that your authorized capital stock consists of 200,000,000 shares of common stock and
         50,000,000 shares of preferred stock, whereas the certificate of incorporation states that the amount of total stock that you are authorized to issue is 1,000 shares.
         Additionally, disclosure on page F-7 states that you changed your name to Crown
         ElectroKinetics Corp. from 3D Nanocolor Corp., effective April 20,
2015.


12. Disclosure indicates that Exhibit 10.1 is the "HP agreement and amendment." Exhibit
         10.1 includes the second amendment to the intellectual property agreement, effective as of
         January 31, 2016. Please file as an exhibit to the registration statement the first amendment to the HP agreement.
Recent Sales of Unregistered Securities, page II-2

13. We note your disclosure that you had no sales of securities within the past three years which were not registered under the Securities Act. Please reconcile withdisclosures under "Note 8 - Notes Payable" on page F-14, "Note 9 - Stockholders' Equity" on page F-
         16, and "Note 10 - Stock-based Compensation, Restricted Stock and Stock Options" on page F-17.
Undertakings, page II-3

14.      If applicable, include the undertakings specified by subparagraphs
(a)(5)(ii) and (a)(6) of
         Item 512 of Regulation S-K
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Crown Electrokinetics Corp.
February 22, 2019
Page 4
General

15. Your disclosure implies that you intend to include a price range in the prospectus at the time of effectiveness; however, it appears that you intend to conduct a best efforts, rather than firm commitment, underwritten offering. As such, it is not clear why you intend to set a fixed price after effectiveness. Please revise to include a fixed price or tell us the process by which you intend to set a fixed price post-effectively.
16. Please revise your disclosure throughout to clearly reflect the aspirational nature of your business. Where you discuss agreements or licenses, please clarify the nature of those agreements so an investor can understand how they relate to your potential for revenue generation. Also, please make sure that your risk factors and business discussion address whether you own all required patents or other intellectual property and whether your agreements provide you the rights you need to conduct your business. Please also consider revising to clearly state the specific steps you believe you must take to reach revenue generation, and the specific capital you believe you will need to do so, or advise.
       You may contact Al Pavot at 202-551-3738 or Tracey Houser at 202-551-3736 if you
have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly at 202-551-3728 or Amanda Ravitz at 202-551-3412 with any other questions.



                                                                Sincerely,
FirstName LastNameDouglas Croxall
                                                                Division of
Corporation Finance
Comapany NameCrown Electrokinetics Corp.
                                                                Office of
Manufacturing and
February 22, 2019 Page 4                                        Construction
FirstName LastName